AB 12/3



SECURITIES AND EXCHANGE COMMISSION

12062983

SEC
Mail Processing
Section

NOV 26 2012

Washington DC
401

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67244

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/11** (MM/DD/YY) AND ENDING **09/30/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Eagle Fund Distributors, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Carillon Parkway
(No. and Street)

St. Petersburg (City) **Florida** (State) **33716** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard B. Franz, II **727-567-1000**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

100 North Tampa Street Suite 1700 (Address) **Tampa** (City) **Florida** (State) **33602** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Statement of Financial Condition

SEPTEMBER 30, 2012

Eagle Fund Distributors, Inc.

EAGLE FUND DISTRIBUTORS, INC.
(a wholly owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2012

SUMMARY OF CONTENTS

EAGLE | Family of Funds

November 21, 2012

Gentlemen:

We, the undersigned, officers of Eagle Fund Distributors, Inc., have caused an audit to be made in accordance with the prescribed regulations and have arranged for the preparation of the Annual Financial Statements and supplementary schedules.

OATH OR AFFIRMATION

We, Richard J. Rossi and Richard B. Franz II, officers of Eagle Fund Distributors, Inc., affirm to the best of our knowledge and belief, that the accompanying financial statements and supporting schedules pertaining to the firm of Eagle Fund Distributors, Inc., as of September 30, 2012, are true and correct. We further affirm that neither the company nor any principal officer nor director has any proprietary interest in any account classified solely as that of a customer.



Richard J. Rossi
Chief Executive Officer



Richard B. Franz II
Senior Vice President, Treasurer and
Chief Financial Officer

State of Florida
County of Pinellas

Before me personally appeared Richard J. Rossi and Richard B. Franz II, to me well known and known to me to be the persons described in and who executed the foregoing instrument, and acknowledged to me and before me, that Richard J. Rossi and Richard B. Franz II executed said instrument for the purposes therein expressed.

WITNESS, my hand and official seal this 21st day of November, A.D., 2012.



Notary Public
State of Florida at Large

My commission expires: 6/18/16


NANCY COAN
MY COMMISSION EXPIRES
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NOTARY PUBLIC, STATE OF FLORIDA



KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Eagle Fund Distributors, Inc.:

We have audited the accompanying statement of financial condition of Eagle Fund Distributors, Inc. (a wholly owned subsidiary of Raymond James Financial, Inc.) (the Company) as of September 30, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Eagle Fund Distributors, Inc. as of September 30, 2012, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

November 21, 2012
Certified Public Accountants

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative ("KPMG International"), a Swiss entity.

EAGLE FUND DISTRIBUTORS, INC.
(a wholly owned subsidiary of Eagle Asset Management, Inc.)

STATEMENT OF FINANCIAL CONDITION
September 30, 2012

Assets:		
Cash and cash equivalents	$	4,836,815
Receivables from affiliated mutual funds		1,733,094
Other receivables		76,339
Deferred income taxes		119,843
Prepaid expenses and other assets		11,683
Total assets	$	6,777,774
Liabilities and stockholder's equity:		
Accrued compensation, commissions and benefits		3,991,052
Income taxes payable		119,843
Payable to affiliates		198,835
Accrued expenses and other liabilities		14,712
Total liabilities		4,324,442
Stockholder's equity:		
Common stock - $.01 par value; authorized 100 shares; issued and outstanding 100 shares		1
Additional paid-in capital		22,735,656
Accumulated deficit		(20,282,325)
Total stockholder's equity		2,453,332
Total liabilities and stockholder's equity	$	6,777,774

See accompanying Notes to Statement of Financial Condition

EAGLE FUND DISTRIBUTORS, INC.
(a wholly owned subsidiary of Eagle Asset Management, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Eagle Fund Distributors, Inc. ("we," "us," "our," or "ours") is a Florida corporation and a wholly owned subsidiary of Eagle Asset Management, Inc. ("EAM" or "Parent"). EAM is a wholly owned subsidiary of Raymond James Financial, Inc. ("RJF"). We are a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA"). We serve as principal underwriter for the Eagle Family of Funds (the "Funds") by promoting and soliciting orders for the purchase of shares of the Funds.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

We conform to our Parent and RJF's fiscal year end of September 30. The Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), the more significant of which are summarized below.

Accounting estimates and assumptions

The preparation of the Statement of Financial Condition in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates and could have a material impact on the Statement of Financial Condition.

Cash and cash equivalents

Our cash equivalents include highly liquid investments with original maturities of 90 days or less.

Receivables from affiliated mutual funds

Receivables from affiliated mutual funds include receivables from the Funds for distribution fees and 12b-1 advances to financial advisors related to Class A and C share transactions. Distribution fees receivable are amounts due for marketing the Funds and are received monthly. The 12b-1 advances are collected either through quarterly 12b-1 fees received from Funds or through sales charges if shares are liquidated by the account holder within the eighteen month period from their date of purchase.

Property and equipment

Property and equipment consists primarily of office furniture and equipment and is stated at cost less accumulated depreciation. Depreciation of assets is primarily provided for using the straight line method over the estimated useful lives of the assets, which range from two to five years. Property and equipment of $18,383 currently owned has been fully depreciated. Additions, improvements and expenditures that extend the useful life of an asset are capitalized.

Income taxes

The results of our operations are included in the consolidated federal and certain consolidated state income tax returns of RJF. As a result of the inclusion in consolidated filings, the majority of income taxes payable reported on the Statement of Financial Condition are payable to RJF. Federal and state income taxes are computed, under a tax sharing agreement with RJF, on a pro-rata method. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year. We utilize the asset and liability method to provide income taxes on all transactions recorded in the Statement of Financial Condition. This method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book and tax purposes. Accordingly, a deferred tax asset or liability for each temporary difference is determined based on the tax rates that we expect to be in effect when the underlying items of income and expense are realized. Judgment is required in assessing the future tax consequences of events that have been recognized in our Statement of Financial Condition or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position. See Note 5 for further information on our income taxes.

Share-based compensation

Certain employees participate in RJF's Stock Incentive Plan which provides for the issuance of RJF common stock or restricted stock awards. RJF estimates the fair value of share-based awards on the date of grant. See Note 6 for further information.

NOTE 3 – RELATED PARTY TRANSACTIONS

We participate with RJF, our Parent, and affiliates in certain expense sharing agreements which result in receivables from and payables to affiliates. Based on the terms in these agreements, our allocations may not be inclusive of all economic benefits received from RJF, our Parent or affiliates. The payables to affiliates on our Statement of Financial Condition at September 30, 2012 associated with related party transactions is $198,835. The related party transactions that result in these payables are settled monthly with cash transfers.

NOTE 4 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, we are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member firm of FINRA, we are also subject to their rules, whose requirements are substantially the same. Rule 15c3-1 also provides for an "alternative net capital requirement" which we have elected. It requires that the minimum net capital, as defined, be equal to the greater of $250,000 or two percent of aggregate debit items arising from client transactions. At September 30, 2012, we had no aggregate debit items and, therefore, the minimum net capital of $250,000 is applicable. Our net capital position is as follows:

	September 30, 2012	
Net capital	$	1,411,802
Less: Required net capital		(250,000)
Excess net capital	$	1,161,802

NOTE 5 – FEDERAL AND STATE INCOME TAXES

The cumulative effects of temporary differences that give rise to significant portions of the deferred tax asset (liability) items are as follows:

	September 30, 2012
Deferred tax asset:	
State net operating loss carryover, net of federal tax	$ 8,537
Fixed assets	6,654
Deferred compensation	57,976
Accrued expenses	55,213
Gross deferred tax assets	128,380
Less: valuation allowance	(8,537)
Total deferred tax asset, net	$ 119,843

We have net operating loss carryforwards available to reduce state income tax of approximately $13,133, offset by a federal benefit of $4,596. These net operating loss carryforwards expire between fiscal year 2021 and fiscal year 2023. The valuation allowance for the fiscal year ended September 30, 2012 relates to net operating losses generated from our single entity state income tax filings and management's belief that, based on our historical operating losses, projection of future losses, scheduled reversal of taxable temporary differences, and tax planning strategies, it is more likely than not that the loss carryforwards will expire unutilized. The valuation allowance decreased by $4,590 during the fiscal year ended September 30, 2012. We believe that the realization of the remaining net deferred tax asset of $119,843 is more likely than not based on the ability to net losses against consolidated taxable income of the affiliated group and carryback losses against prior year consolidated taxable income of the affiliated group.

We recognize no liability for unrecognized tax benefits.

We are included in the consolidated income tax returns of RJF in the U.S. federal jurisdiction and certain consolidated states. We also file separate income tax returns in certain states and local jurisdictions. With few exceptions, we are generally no longer subject to U.S. federal, state and local income tax examination by tax authorities for years prior to fiscal year 2012 for federal tax returns and fiscal year 2008 for state and local tax returns. Certain transactions occurring in fiscal year 2012 are currently being examined under the IRS Compliance Assurance Program. This program accelerates the examination of key issues in an attempt to resolve them before the tax return is filed. Certain state and local returns are also currently under various stages of audit. The fiscal year 2012 IRS audit and state audits in process are expected to be completed in fiscal year 2013.

NOTE 6 – BENEFIT PLANS

We, along with other affiliated companies, participate in various qualified and non-qualified savings and incentive stock option plans of RJF. The qualified plans include profit sharing, employee stock ownership, 401(k), and employee stock purchase plans. RJF may grant qualified options under its Stock Incentive Plan. The profit sharing plan ("PSP") and employee stock ownership plan ("ESOP") provide certain death, disability or retirement benefits for all employees who meet certain service requirements. The plans are noncontributory. The PSP and ESOP benefits become fully vested after six years of qualified service. The 401(k) plan provides for us to match 100% of the first $500 and 50% of the next $500 of compensation deferred by each participant annually. The employee stock purchase plan allows employees to choose each year to have up to 20% of their annual compensation specified to purchase RJF's common stock. Share purchases in any calendar year are limited to the lesser of 1,000 shares or shares with a fair market value of $25,000. The purchase price of the RJF common stock is 85% of the market price on the day prior to the purchase date. LTIP is a non-qualified deferred compensation plan that provides benefits to employees who meet certain compensation requirements. Contributions to the qualified plans and the LTIP contribution, if any, are made in amounts approved annually by RJF's Board of Directors on a discretionary basis.

Certain employees participate in RJF's Stock Incentive Plan which provides for the issuance of RJF common stock. These awards are forfeitable in the event the employee is no longer associated with us, other than for death, disability or retirement. RJF measures compensation expense for share-based awards made to our employees based on estimated fair values on the date of grant and allocates the expense to us. Compensation cost is recognized for all share-based compensation with future service requirements over the applicable vesting periods using the straight-line method. Options granted before August 21, 2008 are exercisable in the 36th to 72nd months following the date of grant and only in the event that the grantee is our employee at that time, disabled, deceased or recently retired. Options granted on or after August 21, 2008 are exercisable in the 36th to 72nd months following the date of grant and only in the event that the grantee is our employee or has terminated within 45 days, disabled, deceased or recently retired.

The fair value of each fixed option award is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for stock options granted during the fiscal year ended September 30, 2012:

Dividend yield	1.84%
Expected volatility	45.17%
Risk-free interest rate	0.91%
Expected lives	4.6 years

The dividend yield assumption is based on RJF's current declared dividend as a percentage of the stock price. The expected volatility assumption is based on RJF's historical stock price and is a weighted average combining: (1) the volatility of the most recent year; (2) the volatility of the most recent time period equal to the expected lives assumption; and (3) the annualized volatility of the price of RJF stock since the late 1980's. The risk-free interest rate assumption is based on the U.S. Treasury yield curve in effect at the time of grant of the options. The expected lives assumption is based on the average of (1) the assumption that all outstanding options will be exercised at the midpoint between their vesting date and full contractual term and (2) the assumption that all outstanding options will be exercised at their full contractual term.

Under RJF's Stock Incentive Plan, we may grant options to certain employees. A summary of option activity of stock option plans available for grants to employees for the fiscal year ended September 30, 2012 is presented below:

	Options for shares	Weighted-average exercise price ($)	Weighted-average remaining contractual term (year)	Aggregate intrinsic value ($)
Outstanding at October 1, 2011	500	$ 25.28		
Granted	1,500	27.10		
Outstanding at September 30, 2012	2,000	$ 26.65	3.81	$ 20,010
Exercisable at September 30, 2012	—	—	—	$ —

There were no restricted stock awards granted in this plan year.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

As a result of the extensive regulation of the financial services industry, we are subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations, which can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from conducting business. In addition, from time to time regulatory agencies and self-regulatory organizations institute investigations into industry practices, which can also result in the imposition of such sanctions.

We are not a defendant or co-defendant in any lawsuits or arbitrations at this time.



KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Telephone +1 813 223 1466
Fax +1 813 229 3976
Internet www.us.kpmg.com

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors and Stockholder
Eagle Fund Distributors, Inc.:

In planning and performing our audit of the financial statements of Eagle Fund Distributors, Inc. (a wholly owned subsidiary of Raymond James Financial, Inc.) (the Company), as of and for the year ended September 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.



statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors of Eagle Fund Distributors, Inc, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 21, 2012
Certified Public Accountants

Eagle Fund Distributors, Inc.

International Headquarters: The Raymond James Financial Center
880 Carillon Parkway | St. Petersburg, FL 33716
800-421-4184 | eaglefunds.com